September 19, 2006

Mr. Craig Wilson

Mail Stop 4561

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.   20549

Re:

Computer Task Group, Inc.

Form 10-K for Fiscal Year Ended December 31, 2005

Filed March 15, 2006

Form 10-Q for the quarter ended June 30, 2006

Filed August 8, 2006

Forms 8-K filed during Fiscal 2006

File No. 1-9410

Dear Mr. Wilson:

In response to your letter of September 7, 2006 (the “SEC Comment Letter”) to Mr. James R. Boldt, Chairman and Chief Executive Officer of Computer Task Group, Inc. (“CTG” or the “Company”), set forth below is CTG’s response to each of your comments.  We have restated each Staff comment in this letter and then included our corresponding response.

Accounting Comments

Form 10-K for the period ended December 31, 2005

MD&A, pages 16-26

1.

We note your response to previous comment number 1.  You indicate that you will provide an expanded discussion of revenues recognized within your IT staffing and IT solutions businesses in future filings.  We believe that your discussion of revenues within MD&A should be further expanded to address revenues recognized by each of these businesses within each of your identified vertical markets.  Provide us with information reviewed by your CODM.

Company Response

We note the Staff’s comment and respectfully inform the Staff that the Company currently does not measure the amount of IT staffing and IT solutions revenue in each of its identified vertical markets.  Currently, relative to its vertical markets, the Company’s CODM receives the attached information (see Attachment A).  This information is updated and provided to the CODM approximately twice per year.  Within the context of the information, the Company’s tracks its revenue as a percent of total consolidated revenue for each of its identified vertical markets (Technology Service Providers, Healthcare, Financial Services and Life Sciences).  Additionally, the Company tracks its revenue by service also as a percent of total consolidated revenue.  However, the Company does not measure the specific amount of IT staffing or IT solutions revenue it generates within each identified vertical markets.  Accordingly, at this time the Company is not able to present and discuss the amount of IT staffing and IT solutions revenue for each of its identified vertical markets in its filings in this manner.

Notes to the Financial Statements

Note 1 Summary of Significant Accounting Policies

Revenue and Cost Recognition, page 33

2.

We note your response to previous comment number 2.  The supplemental information addressing your accounting for both time and materials and monthly fee contracts should be included within your revenue recognition accounting policy.  Your accounting for fixed price contracts does not appear to comply with the guidance within SAB 104 regarding the use of a proportional performance model.  An output-based approach would generally be utilized as opposed to an input-based approach which utilizes a cost-to-cost method.  We reference the Corporation Finance Current Accounting and Disclosure Issues issued December 1, 2005.

Company Response

We note the Staff’s comment and respectfully inform the Staff that the Company believes that its accounting for its fixed price contracts does comply with the guidance provided within SAB 104 regarding the use of the proportional performance method of accounting using an input-based approach.  The Company believes the input measures used by the Company to measure progress toward completion on fixed price projects provide a reasonable surrogate as compared to using output measures as, for the most part, the input measure into the fixed price project consists solely of salary and indirect labor costs incurred, and provides the most objectively reliable measurement method  As the Company generally does not work on fixed price projects that include significant amounts of material or other non-labor related costs, the means to measure progress toward completion is the amount of actual salary and indirect labor costs incurred to total estimated salary and indirect labor costs.  The Company evaluates its progress toward completion on each of its fixed price projects on a regular basis, often monthly but certainly quarterly, to determine if the current estimate of total cost at completion requires updating.  Often, the estimates of cost at completion do not significantly change from the prior update. The Company recognizes revenue based upon the most recent update of the percent complete calculation.

To account for its fixed price projects, the Company has also analyzed the guidance provided by SAB 104, specifically under section 3b. relative to “Delivery and Performance - Customer Acceptance.”  Typically within the Company’s fixed price projects, there are milestones within the project plan whereby deliverables are due and acceptance is required by the customer.  Historically, CTG has not had difficulties meeting these milestones, nor has customer acceptance of the deliverable been difficult to obtain.  Accordingly, CTG has recognized revenue under such circumstances as the Company has consistently demonstrated that the delivered service as of the milestone date meets all of the specified acceptance criteria, and has in fact been accepted by the customer.

Form 10-Q filed for the period ended June 30, 2006

3.

We note your disclosure regarding the notification from IBM of their reduced need for the company’s staffing and your expectation of significantly reduced levels of revenue beginning with the 3rd quarter of 2006.  Tell us how you have considered the guidance in paragraph 28 of SFAS 142 in determining whether to test goodwill for impairment during the interim period of the current fiscal year.

Company Response

We note the Staff’s comment and respectfully inform the Staff that the goodwill on the Company’s balance sheet at June 30, 2006 totaling $35.7 million does not relate to the Company’s operations that experienced the reduction in staff from IBM.  Accordingly, although consideration was given to paragraph 28 of SFAS 142 prior to filing with the SEC the Company’s Form 10-Q for the period ended June 30, 2006, it was determined that the loss of staff did not apply or effect the value of the unit to which the goodwill relates.

Finally, please be advised that the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Once you have had the opportunity to review the Company’s responses set forth in this letter, please contact the undersigned in writing or at 716.887.7221 with any comments or questions you may have.

Yours truly,

/s/ James R. Boldt

James R. Boldt

Chairman and Chief Executive Officer